Exhibit 99.1

Canadian Solar Reports Second Quarter 2011 Financial Results

Ontario, Canada, August 17, 2011 – Canadian Solar Inc. (the “Company”, “we” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world's largest solar companies, today announced financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

•	Solar module shipments were 287 MW, up 58.6% from 181 MW in the second quarter of 2010

•	Net revenue was $481.8 million, up 46.6% from $328.7 million in the second quarter of 2010

•	Gross profit was $63.7 million, up 42.8% from $44.6 million in the second quarter of 2010

•	Gross margin was 13.2%, compared to 13.6% in the second quarter of 2010

•	Operating profit was $25.0 million, up 47.1% from $17.0 million in the second quarter of 2010

•	Net income attributable to Canadian Solar Inc. was $7.1 million, up 121.9% from $3.2 million in the second quarter of 2010

•	Diluted earnings per share were $0.16, up from $0.07 in the second quarter of 2010

Second Quarter 2011 Results

Net revenue for the second quarter of 2011 was $481.8 million, up 8.7% from $443.4 million in the first quarter of 2011 and up 46.6% from $328.7 million in the second quarter of 2010. Solar module shipments for the second quarter of 2011 totaled 287 MW compared to shipments of 244 MW in the first quarter 2011 and 181 MW in the second quarter of 2010. During the quarter, the Company recognized approximately 15.7 MW of previously disclosed approximately 100 MW Delivery Duty Unpaid (“DDU”) or Cash on Delivery (“COD”) shipments that had originally been expected to be recognized in the third quarter of 2011. In addition, when the Company issued its updated guidance last month, shipments were expected to be approximately 295 MW, of which 10.1 MW constitute shipments to one customer that are now expected to be recognized in the third quarter of 2011, as those shipments have not fulfilled all revenue recognition criteria in the second quarter of 2011.

Sales to European markets in the second quarter of 2011 accounted for 76.6% of revenue, while sales to North America represented 15.2%, with sales to Asia and others representing 8.2% of revenue, compared to 86.4%, 7.4% and 6.2%, respectively, in the second quarter of 2010.

	Revenue by Geography
	Q2 2011		Q1 2011		Q2 2010
	US$M	%	US$M	%	US$M	%
Europe	369.1	76.6%	335.4	75.6%	284.1	86.4%
America	73.0	15.2%	54.0	12.2%	24.2	7.4%
Asia and others	39.7	8.2%	54.0	12.2%	20.4	6.2%

Total	481.8	100.0%	443.4	100.0%	328.7	100.0%

Gross profit for the second quarter of 2011 was $63.7 million, down 2.5% from $65.3 million in the first quarter of 2011 and up 42.8% from $44.6 million in the second quarter of 2010. Gross margin was 13.2% in the second quarter of 2011, compared to 14.7% in the first quarter of 2011 and 13.6% in the second quarter of 2010. The sequential decline in gross margin was primarily due to the higher level of outside cell purchases required to meet customers’ increased demand requirements in the quarter and lower average selling prices partially offset by lower raw material and manufacturing costs. Year-over-year, gross margin was down slightly as result of lower average selling prices partially offset by lower raw material and manufacturing processing costs.

Total operating expenses were $38.7 million in the second quarter of 2011, compared to $31.3 million in the first quarter of 2011 and 27.6 million in the second quarter of 2010.

Selling expenses were $17.0 million in the second quarter of 2011, up 34.5% from the first quarter of 2011 and up 42.0% from the second quarter of 2010. The sequential increase in selling expenses was driven by increases in freight and export related costs, annual salary adjustment, higher advertisement as well as insurance expenses.

General and administrative expenses were $16.8 million in the second quarter of 2011, compared to $16.6 million in the first quarter of 2011 and $14.0 million in the second quarter of 2010. In the second quarter 2011 general and administrative expense includes an accrual of $3.3 million in taxes for which the Company may be liable. This accrual relates to Canadian tax liabilities incurred by two investors that had purchased Canadian Solar convertible notes prior to the Company’s initial public offering. When such convertible notes were converted into the Company’s common shares, these investors paid Canadian taxes in amounts based in part on their own valuation of the Company. The Canadian tax authority has, however, recently proposed a higher valuation than the valuation the investors relied upon in determining their respective tax liabilities at the time of the conversion. Because the investors were not Canadian residents, Canadian Solar may become liable for additional taxes resulting from a higher valuation. While the Company believes that the investors are ultimately liable for any additional taxes in the event that the Canadian tax authority revises the valuation, Canadian Solar may be unable to recover all potential taxes assessed upon the Company. Therefore, the Company has decided to accrue the expense as a potential tax liability. The accrual for potential tax liability in the second quarter of 2011 was offset by lower-than-estimated consulting fees, resulting in only a small increase in general and administrative expenses relative to the first quarter of 2011.

Research and development expenses were $4.9 million in the second quarter of 2011, compared to $2.0 million in the first quarter of 2011 and $1.7 million in the second quarter of 2010. The sequential and year-over-year increases are associated with the Company’s focus on reducing use of silver paste, and on developing its next-generation, high-efficiency cells, as well as other innovative product development initiatives.

Operating margin was 5.2% in the second quarter of 2011, compared to 7.7% in the first quarter of 2011 and 5.2% in the second quarter of 2010. The sequential decrease in operating margin was a result of lower gross margin and increase in selling expenses. Year-over-year, operating margins remained unchanged.

Interest expense in the second quarter of 2011 was $11.4 million, compared to $9.9 million in the first quarter of 2011 and $6.4 million in the second quarter of 2010. The sequential and year-over-year increases were due to additional bank borrowings and an increase in interest rates. Interest Income was $2.2 million in the second quarter of 2011, compared to $1.5 million in the first quarter of 2011 and $1.6 million in the second quarter of 2010.

The Company recorded a loss on change in fair value of derivatives of $5.4 million in the second quarter of 2011 from foreign exchange hedging activities, compared to a loss of $17.2 million in the first quarter of 2011 and a gain of $21.6 million in the second quarter of 2010. Foreign exchange loss in the second quarter of 2011 was $1.5 million compared to $0.7 million in the first quarter of 2011 and $30.5 million in the second quarter of 2010.

Income tax expense in the second quarter of 2011 was $1.9 million compared to an expense of $1.7 million in the first quarter of 2011 and an expense of $0.1 million in the second quarter of 2010.

Net income attributable to Canadian Solar Inc. for the second quarter of 2011 was $7.1 million, or $0.16 per diluted share, compared to net income of $5.9 million, or $0.13 per diluted share, for the first quarter 2011, and net income of $3.2 million, or $0.07 per diluted share, for the second quarter of 2010.

As of June 30, 2011 the Company had $686.3 million in cash, cash equivalents and restricted cash, compared to $477.6 million at the end of the first quarter of 2011 and $476.2 million as of December 31, 2010. The increase in cash, cash equivalents and restricted cash was largely the result of an increase in short-term and long-term borrowings of $268.1 million. Restricted cash increased mainly due to increased cash collateral of $135.2 million and $20.5 million for issuance of bank acceptance and letters of credit, respectively.

Accounts receivable balance at the end of the second quarter 2011 was $278.6 million, down from $306.7 million at the end of the first quarter of 2011 and up from $169.7 million at the end of the fourth quarter of 2010. The sequential decrease reflects the Company’s more active receivables management, customer mix and a more linear quarter in terms of sales. Accounts receivable turnover days increased to 56 days in the second quarter 2011 from 50 days in the first quarter 2011.

Inventories at the end of the second quarter of 2011 were $436.3 million, compared to $265.4 million at the end of the first quarter of 2011 and $272.1 million at the end of the fourth quarter of 2010. The increase in inventory was primarily due to inventory in transit related to shipments whose title transfers upon receipt instead of upon shipment in addition to higher inventory needed to support the higher level of expected demand for our products. The Company reclassified approximately $40.1 million in inventory as other current assets for the first quarter of 2011 given its planned use in EPC projects.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “This was a solid quarter for Canadian Solar. We achieved impressive shipment growth due to our strategy of building desired capacity, our track record of quality, performance and service, and our increased brand recognition worldwide. We are confident we can continue to gain market share, based on continued strength in Germany, Italy, and the U.S., along with a rebound in Japan and the benefit of new regions, including India. We have also seen the market in Canada picking up in the past month. We accomplished a great deal in the second quarter, highlighted by impressive customer wins and two major strategic capacity joint-ventures. Our joint-venture agreements to build a new state-of-the-art 600 MW wafer and a new 600 MW cell plant in Suzhou, will help push Canadian Solar to the forefront of our industry, with a differentiated product offering, industry leading cost structure and 2 GW of virtually-integrated scale to continue our profitable growth in the quarters ahead.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, commented: “We are successfully operating in a challenging business environment. The demand for our products is increasing but there is increased volatility due to external, macro factors that affect the expected returns of our end customers. While we have been able to significantly reduce supply chain costs, industry-wide average selling price pressure is expected to limit our ability to improve gross margins in the short-term. We are adjusting to the macro factors not under our control by concentrating on building our downstream business, which is more stable and not as subject to spot market pricing. We also are concentrating on reducing inventory to minimize the impact of falling raw material prices and declining average selling prices.”

Business Outlook

The Company’s business outlook is based on management’s current views with respect to operating and market conditions, order book and customers’ forecasts. Management’s views and estimates are subject to change.

For the third quarter of 2011, recognized shipments are expected to be in the range of approximately 350 MW to 360 MW, with gross margin expected to be between 9% and 12%.

The Company’s internal cell and module capacities are expected to reach 1,300 MW and 2,000 MW, respectively, during the third quarter of 2011, with utilization levels at around 90%, reflecting strong demand for Canadian Solar’s products. Usage of internally produced cells is expected to be higher in the third quarter of 2011 than in the second quarter of 2011, as the Company benefits from the ongoing ramp-up of its new 500 MW cell plant in Suzhou.

The Company remains on track to expand its annualized capacity for modules to 2 GW by September 2011. The new module capacity includes 200 MW of capacity in Guelph, Canada, enabling Canadian Solar to provide Ontario-content qualified solar modules to the Company’s downstream solar projects and customers in Ontario.

For the full year 2011, the Company reiterates its previous guidance of shipments of approximately 1.2 GW to 1.3 GW.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “From an operations standpoint, we are moving towards more substantial cell and module vertical integration. Other than the capacity expansion mentioned above, we have nearly completed the planning of the next phase of our solar cell capacity expansion, from which we expect to add another 600 MW of high-efficiency cell capacity through a proposed joint venture. The new solar cell plant is expected to adopt our proprietary ELPS technology. With this expansion, we expect to bring our internal name plate cell capacity to 1.9 GW by early 2012. The joint venture is planned to allow us to achieve significant vertical integration from cell to module. We are also partnering with a leading wafer supplier in order to add another 600 MW of wafer capacity dedicated to Canadian Solar, thereby securing up to 2 GW of high-quality and low-cost wafers for 2012. These planned strategic alliances are expected to enable us to expand significantly while minimizing the impact on our cash flows.”

“We saw significant declines in raw materials costs in the second quarter of 2011, including lower costs for polysilicon, wafers and cells, which we expect to help lessen the impact of expected declines in module ASP. We are also pursuing further internal cost reduction measures. On the module side, we expect to benefit from price declines in glass and other materials. We expect these actions to contribute to our efforts to maintain a reasonable margin structure towards 2012. Meanwhile, we are making steady progress on key R&D and on new product development initiatives. In the near term, we expect to start commercial shipment of our high-efficiency ELPS modules in the fourth quarter of 2011. We are also on track to expand our EPC and solar system kits business, which is expected to account for approximately 10% of our total MW sold in 2011 and is expected to further grow in 2012. We expect our strong global sales and service network, our leading brand name and strong net cash position, together with our technology innovations and diversified business strategy, to help drive our future growth.”

Recent Developments

On August 15, 2011, the Company announced a new world-class photovoltaic solar module product and performance warranty policy backed by an industry leading insurance policy. Effective August 1, 2011, Canadian Solar’s warranty now provides a linear performance guarantee for the Company’s PV module power output over a 25-year period. In addition, under this new policy, Canadian Solar has expanded its product warranty covering workmanship and material defects to 10 years.

On August 1, 2011, the Company announced it signed a photovoltaic solar module sales agreement with Cirus Solar Systems Private Limited, a solar engineering, procurement and construction company based in Hyderabad, India. Under the terms of the agreement, Canadian Solar is expected to deliver 33 MW of solar modules in the third and fourth quarters of 2011 at agreed prices denominated in U.S. dollars. The modules are expected to be utilized for solar PV projects that are designed, installed and commissioned by Cirus on behalf of two prominent Indian conglomerates. Initial shipments have already commenced.

On June 14, 2011, the Company announced it become an official sponsor of the New York Yankees.

On June 7, 2011, the Company announced its new ELPS solar cell technology boasting up to 19.5 percent cell efficiency for the monocrystalline and up to 18 percent for polycrystalline cells.

On June 1, 2011, the Company announced that it has signed an agreement with Suzhou New District Economic Development Group Corporation and Suzhou Science and Technology City Development Co., Ltd to build a 600 MW photovoltaic cell production factory in Suzhou, Jiangsu Province.

On May 31, 2011, the Company announced a major solar joint-venture with GCL to build a 600 MW capacity wafer plant in Suzhou dedicated to Canadian Solar’s requirements. The initial 600 MW can be expanded to 1.2 GW.

On May 26, 2011, the Company announced a further expansion of its activities in the UK solar market. Under the agreement, Canadian Solar will supply an aggregate of over 15 MW of solar modules for three UK solar farms, constructed by Spanish renewable energy project company Isolux. These three PV systems, are located in Churchtown, East Langford and Manor Farm, and use Canadian Solar’s high quality and high-performing CS6P solar modules.

On May 16, 2011, the Company announced an agreement to sell 81 MW of solar modules to Saferay GmbH.

On May 12, 2011, the Company announced that it became a sponsor of Major League Baseball’s World Champion San Francisco Giants for the second year in a row.

On April 21, 2011, the Company announced a 97 MW supply agreement with GP Joule. Under the agreement, Canadian Solar will supply its high performance solar modules to GP Joule, with all deliveries to occur before December 31, 2011. The companies have worked together since 2009. GP Joule operates four offices in the North and South of Germany and has joint ventures in North America and France. In the PV sector, JP Joules focuses primarily on implementing ground mounted large solar power plants.

Conference Call Details

The Company will host a conference call on Wednesday, August 17, 2011 at 8:00 a.m. U.S. Eastern Time (8:00 p.m., August 17, 2011 in Hong Kong) to discuss its financial results and business outlook. To participate on the live conference call please dial +1-617-213-8852 or +1-866-831-6162. The passcode for the call is 56285131.

A replay of the call will be available on Wednesday, August 17, 2011 at 10:00 a.m. U.S. Eastern Time through August 24, 2011 at 11:00 a.m. U.S. Eastern Time (11:00 p.m., August 24, 2011 in Hong Kong). To access the replay please dial +1-617-801-6888, with passcode 98395862.

A live webcast of the call can be accessed in the investor relations section of Canadian Solar’s website at www.canadiansolar.com, and will be available for replay shortly after the call.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release including statements regarding our expected future shipment volumes, gross margins, supply cost, manufacturing capacities, cell conversion efficiencies and potential tax liabilities, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC and internal investigations as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its latest annual report on Form 20-F filed on May 17, 2011. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Ed Job, CFA Director, Investor Relations Canadian Solar Inc. ir@canadiansolar.com	David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, except share and per share data)

Item	2Q 2011	1Q 2011	2Q 2010	1H 2011	1H 2010
Net revenues	481,820	443,404	328,675	925,224	665,606
Cost of revenues	418,145	378,084	284,069	796,229	579,087

Gross profit	63,675	65,320	44,606	128,995	86,519

Selling expenses	16,954	12,608	11,941	29,562	22,639
General and administrative expenses	16,814	16,623	13,957	33,437	22,131
Research and development expenses	4,894	2,048	1,689	6,942	3,523

Total operating expenses	38,662	31,279	27,587	69,941	48,293

Income from operations	25,013	34,041	17,019	59,054	38,226
Interest expenses	(11,421)	(9,891)	(6,446)	(21,312)	(10,308)
Interest income	2,188	1,455	1,630	3,643	3,025
Gain (Loss) on change in fair value of derivatives	(5,445)	(17,207)	21,563	(22,652)	22,099
Exchange loss	(1,461)	(720)	(30,529)	(2,181)	(46,967)

Income before taxes	8,874	7,678	3,237	16,552	6,075

Income tax expenses	1,907	1,743	120	3,650	1,574

Net income	6,967	5,935	3,117	12,902	4,501

Less: Net income (loss) attributable to non–controlling interest	(115)	58	(101)	(57)	(214)

Net income attributable to CSI	7,082	5,877	3,218	12,959	4,715

Basic earnings per share	$0.16	$0.14	$0.08	$0.30	$0.11
Basic weighted average outstanding shares	43,084,112	42,907,945	42,840,944	42,996,515	42,798,432
Diluted earnings per share	$0.16	$0.13	$0.07	$0.30	$0.11
Diluted weighted average outstanding shares	43,595,340	43,627,487	43,655,154	43,600,784	43,774,988

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	June 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	267,432	288,652
Restricted cash	418,863	187,595
Accounts receivable, net of allowance for doubtful accounts	278,582	169,657
Amount due from related parties	—	1,356
Inventories	436,259	272,097
Value added tax recoverable	98,416	42,297
Advances to suppliers	38,062	27,321
Foreign currency derivative assets	2,225	2,183
Prepaid and other current assets	83,344	43,508

Total current assets	1,623,183	1,034,666

Property, plant and equipment, net	465,994	330,460
Intangible assets	10,568	2,695
Advances to suppliers	13,878	13,946
Prepaid land use right	13,546	13,378
Investments	5,586	5,671
Deferred tax assets — non current	21,567	16,725
Other non-current assets	15,627	5,826

Total assets	2,169,949	1,423,367

Current liabilities
Short term borrowings	912,404	540,520
Accounts payable	131,488	113,404
Notes payable	173,422	9,969
Other payables	59,914	47,876
Advances from customers	33,920	8,971
Amounts due to related parties	1,087	2,445
Foreign currency derivative liabilities	11,141	2,452
Provision for firm purchase commitment	26,333	15,889
Other current liabilities	23,943	33,807

Total current liabilities	1,373,652	775,333

Accrued warranty costs	39,700	31,225
Liability for uncertain tax positions	12,073	11,460
Convertible notes	927	906
Long term borrowings	183,270	69,458

Total liabilities	1,609,622	888,382

Common shares	502,388	501,146
Additional paid in capital	(55,351)	(57,392)
Retained earnings	75,070	62,111
Accumulated other comprehensive income	37,608	28,462
Total Canadian Solar Inc. stockholders’ equity	559,715	534,327
Non-controlling interest	612	658

Total equity	560,327	534,985

Total liabilities and equity	2,169,949	1,423,367